April 28, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Patrick Gilmore
Megan Akst
Melissa Kindelan
Ji Shin
Matthew Crispino

Re:	FireEye, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 001-36067

Ladies and Gentlemen:

As a follow up to my discussion with Ji Shin on April 27, 2015 regarding the timing of the response of FireEye, Inc. (the “Company”) to the Staff’s letter dated April 20, 2015 about the above-referenced filing (the “Comment Letter”), I write to confirm our understanding that the Company will either provide its response to the Comment Letter in writing on or before May 11, 2015 or contact you at that time with a request for additional time to submit its response if necessary. The Company is working to prepare its Quarterly Report on Form 10-Q in parallel with its response to the Comment Letter.

We respectfully advise the Staff that the Company’s Form 10-K for the fiscal year ended December 31, 2014 was filed with the Securities and Exchange Commission on March 2, 2015 rather than March 20, 2015. The correct date has been reflected in the subject line above.

If you have any questions, please call me at (650) 565-3752. Thank you for your cooperation.

Very truly yours,

/s/ Derk Lupinek

Derk Lupinek

Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Alexa King, Senior Vice President and General Counsel, FireEye, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.